Attachment -77C

On June 15, 2011, a special meeting was held to approve a new investment advisory agreement. At the time of the proxy solicitation, CB Richard Ellis Group, Inc. had entered into definitive agreements to acquire the majority of the real estate investment management business of ING Groep N.V., including ING Clarion Real Estate Securities, LLC
(the "Advisor"), ING Clarion Real Estate Income Fund's
(the "Fund") investment adviser (the "Acquisition"). The Acquisition had the effect of terminating the Fund s existing investment advisory agreement with the Advisor. Accordingly, and as discussed more fully in the Fund s proxy statement, shareholders were asked to vote to approve a new investment advisory agreement between the Fund and the Advisor. The Acquisition did not result in changes to the Fund's investment objective and principal investment strategies or any increase in the Fund's fees and expenses. At the June 15, 2011 special meeting, shareholders voted to approve the new investment advisory agreement. After the Acquisition, the Fund changed its name to CBRE Clarion Global Real Estate Income Fund, and the Advisor changed its name to CBRE Clarion Securities LLC. With regard to the vote on a new investment advisory agreement:

Number of Shares In Favor   Number of Shares Withheld
57,009,287.449			1,975,809.015